

DIVISION OF
CORPORATION FINANCE

June 16, 2009

Via Facsimile and U.S. Mail
Anatolio B. Cruz, III
Executive Vice President, Chief Legal Officer
Scripps Networks Interactive, Inc.
312 Walnut Street, Suite 1800
Cincinnati, OH 45202

> **Re:** **Scripps Networks Interactive, Inc.**
> **Schedule TO-I/A**
> **Filed June 11, 2009**
> **File No. 5-84128**

Dear Mr. Cruz:

We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I/A

Exhibit (a)(1)(i): Offer to Exchange

1.   We note your response to prior comments 2, 3, and 4. Although you cite to the advantages associated with allowing holders to tender online via the internet, your analysis omits acknowledgement of the disadvantages associated with limiting the means to tender to <u>only</u> the internet. Limiting the means to tender to only internet participation does not appear to be consistent with Rule 13e-4 because of the potential for events to

occur that could result in the internet being unavailable to eligible holders who wish to tender and who would only be able to tender via alternate means.   Please revise your offer accordingly.

Please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Christina Chalk, Senior Special Counsel, at (202) 551-3263. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions